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                          May 8, 2024

       Wei-Wu He, Ph.D.
       Chief Executive Officer
       CASI Pharmaceuticals, Inc.
       9620 Medical Center Drive, Suite 300
       Rockville, MD 20850

                                                        Re: CASI
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 3, 2024
                                                            File No. 333-279096

       Dear Wei-Wu He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Penney, Esq.